January 5, 2006

John Fieldsend, Esq.
US Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 05-11
Washington, DC 20549

Re:     Alliance Recovery Corporation
Post Effective Amendment No. 6 to Registration Statement on Form SB-2
Filed May 1, 2006
File No. 333-121659

Dear Mr. Fieldsend:

We represent Alliance Recovery Corporation (“Alliance Recovery” or the “Company”). We are in receipt of your letter dated October 3, 2006 regarding the above referenced filing and the following sets forth the Company’s response:

General

1.
We note your response to comment 1 in our letter dated October 3, 2006. In your explanatory note at the beginning of your document you refer to your Special Common Share Automatic Dividend Reinvestment and Stock Purchase Plan. However, it does not appear that your registration statement on Form SB-2 discusses a special common share automatic dividend reinvestment and stock purchase plan. Please revise or advise.

ANSWER: In Post Effective Amendment 6 to Form SB-2, the Company has revised the Explanatory Note to eliminate this reference, which was initially included in error.

2.
We note your response to comment 2 in our letter dated October 3, 2006. In your new disclosure in the Management’s Discussion and Analysis or Plan of Operation section on pages 11,19, and 23, you reference your valuation report. In addition to this disclosure, in an appropriate location within this section, please discuss in greater detail the valuation report to the extent it supports, contradicts, or otherwise supplements your disclosure. For example, please discuss how management views the report’s reliability, has used the report, and the weight management has given to the report in assessing and planning your operations.

ANSWER: In Post Effective Amendment 6 to Form SB-2, the Company has revised accordingly.

Valuation Report, page 30

3.
We note your response to comment 5 in our letter dated October 3, 2006. Specifically, we note in the last paragraph of this section that you do “not view this value as realistic or the most likely outcome.” Therefore, please state here the reasons you commissioned this report and whether you adopt the report’s reasoning and conclusions.

ANSWER: In Post Effective Amendment 6 to Form SB-2, the Company has revised accordingly. Specifically, the Company has eliminated the statement “We not view this value as realistic or the most likely outcome” and expanded our disclosure.

4.
We note your response to comment 6 in our letter dated October 3, 2006. In the third paragraph of this section, you state that you provided Resource International Ltd. With the “best and worst case cash flow scenarios,” and the company provided you an estimated value for each case. In the last sentence of your fourth paragraph, you state that the worst case scenario for the estimated value of your growth range is between $94,000,000 and $116,000,000. Regardless of the cautionary and explanatory language and assumptions surrounding these statements, it still appears as if you are implying that your value will grow to be a minimum of $94,000,000. In this regard, please state why you believe that your value will grow at least this high as opposed to having no growth or negative growth.

ANSWER: We have revised our disclosure to clearly state that we are not implying that we will certainly grow to this size but rather the Report is a projection of expected growth provided the variables incorporated in the Valuation Report hold true and we are successfully able to implement our business plan.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Anslow & Jaclin, LLP
ANSLOW & JACLIN, LLP
195 Route 9 South, Suite 204, Manalapan, New Jersey 07726 Tel: (732)
409-1212 Fax: (732) 577-1188